August 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Re:	Entrepreneur Universe Bright Group Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 29, 2023 Response Dated July 20, 2023 File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group. (the “Company”), we are responding to the Staff’s comment letter dated August 1, 2023. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 68

1.	We note your statement that you reviewed public filings, as well as your material contracts and board composition in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Response:	In response to the Staff’s comments, the Company advises Staff that it did not review any additional materials other than what was previously disclosed in its Form SPDSCL-HFCAA-GOV submission, and that it did not rely on any legal opinions or third party certifications such as affidavits as the basis of its submission of Form SPDSCL-HFCAA-GOV.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours, Entrepreneur Universe Bright Group

/s/ Guolin Tao
Guolin Tao, CEO